UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                      ------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                   0007270251
                                 -------------
                                 (CUSIP Number)

               Byrd F. Marshall, Jr., 201 E. Pine St., Suite 1200
                         Orlando, Florida (407) 843-8880
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 10, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0007270251
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1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Lauren Investments Holdings Limited, as trustee of the Holst Trust, a British Virgin Islands Trust U/A/D 9/10/99
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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a)
                                                                       (b)[X]
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3        SEC Use Only

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4        Source of Funds (See Instructions)

         OO
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5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

                                                                         [ ]
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6        Citizenship or Place of Organization

         British Virgin Islands
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      Number of       7           Sole Voting Power
       Shares                     0
                      ---------------------------------------------------------
    Beneficially      8           Shared Voting Power
      Owned By                    0
                      ---------------------------------------------------------
        Each          9           Sole Dispositive Power
      Reporting                   0
                      ---------------------------------------------------------
       Person         10          Shared Dispositive Power
        With                      0
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11       Aggregate Amount Beneficially Owned By Each Reporting Person

         0
-------------------------------------------------------------------------------
12 Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
                                                                         [X]
-------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount in Row 11

         0.0
-------------------------------------------------------------------------------
14       Type Of Reporting Person (See Instructions)

         OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1            SECURITY AND ISSUER:

                           Class A Common Stock, $.01 par
                           Planet Hollywood International, Inc.

Item 2            IDENTITY AND BACKGROUND

                           This statement is being filed by Lauren Investments Holdings Limited, a British Virgin Islands corporation ("Lauren"), as trustee of the Holst Trust, a British Virgin Islands Trust U/A/D 9/10/99 (the "Trust"). Lauren's principal business is acting as trustee of the Trust and certain other trusts. The Trust's principal offices are located at International Trust Building, Wickhams Cay, Roads Town Tortola, British Virgin Islands.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           With regard to the New Common Stock (as defined below in Item 4), the source of all funds used to purchase the New Common Stock will be the Trust's corpus.

Item 4            PURPOSE OF TRANSACTION

                           On August 24, 1999, Planet Hollywood International, Inc. (the "Company") announced that it had received notice of approval by holders of at least $160 million in principal of its Senior Subordinated Notes due 2005 (the "Notes") of a proposal ("Proposal") for a plan of reorganization of the Company (the "Plan") in a case to be filed voluntarily by the Company for relief under chapter 11 of Title 11 U.S.C.

                           As part of the Proposal, and following confirmation of the Plan by the bankruptcy court, an investor group would invest a total of $30 million to acquire approximately 7 million of the 10 million shares of the new Company common stock (the "New Common Stock") to be issued upon approval of the Plan. This investor group (the "New Money Investors") would include: (i) Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands ("KPH") which the Trust understands owns approximately 16% of the Company's Class A Common Stock; (ii) Leisure Ventures, Pte Ltd., a company organized under the laws of Singapore which the Trust understands owns approximately 12% of the Company's Class A Common Stock; and (iii) the Trust, a trust which has been established for the sole benefit of the children of Mr. Robert Earl. The New Money Investors expect to provide an aggregate of up to 10% of the then outstanding New Common Stock to third parties in exchange for their support of the Company and its owned and franchised restaurants. The Plan would give the New Money Investors control over the Company through their ownership of approximately 60% to 70% of the New Common Stock.

                           In connection with the Proposal, certain escrow arrangements must be in place in order for the Noteholders and the Company to be committed to pursue the Plan, and it is understood that negotiations with the Noteholders (and the committee that is informally representing the Noteholders, such committee, the "Informal Noteholders' Committee") are underway on the terms of that escrow arrangement. Pending an agreement on the terms of the escrow arrangement, and in order to maintain the effectiveness of the Proposal, the New Money Investors have deposited a total of $5 million in escrow to be applied towards their purchase of New Common Stock pursuant to the Proposal, if the terms of the escrow arrangement can be finalized. The New Money Investors signed an escrow agreement, dated August 26, 1999, governing the escrow deposit. If no agreement with respect to this escrow arrangement is reached with the Informal Noteholders' Committee, the escrow deposit can be returned to the New Money Investors and the New Money Investors would not have any agreement, understanding or arrangement with respect to any further investment in the Company.

                           The Proposal provides for the Company to file the Plan by September 30, 1999, with the objective that the contemplated transactions be completed by December 21, 1999. As part of the Plan (i) the Noteholders would receive $47.5 million in cash, $60 million in new, secured payment-in-kind notes to be issued by the Company, and 2.65 million shares of New Common Stock; (ii) the Company would work with the Informal Noteholders' Committee and use its best efforts to settle claims of unsecured creditors (other than a convenience class of general unsecured claims in allowed amounts not exceeding a predetermined threshold agreed by the Informal Noteholders' Committee ("Convenience Creditors")) and, to the extent not settled, the claimants would recover a dollar value on their claims not less than the value of the per dollar distributions allowed the Noteholders; (iii) the Convenience Creditors would be paid in full; and (iv) the holders of existing equity securities of the Company would receive 200,000 three-year warrants with a strike price set to be "in-the-money" to the extent unsecured creditors receive full recovery on their claims. In connection with the Plan, the Company would intend to register the New Common Stock and have it traded on a national securities exchange or the NASDAQ National Market System. All currently existing equity securities shall be deemed canceled upon approval of the Plan by the bankruptcy court.

                           The Proposal also contemplates that the Company will:
                           (i) obtain a minimum $40 million bridge financing through the issuance of senior secured promissory notes (subordinate only to the working capital facility); (ii) obtain a post-bankruptcy working capital facility for up to $25 million, secured by receivables and inventory; and
                           (iii) present the Noteholders a post-bankruptcy business plan for the Company, reasonably acceptable to the Informal Noteholders' Committee; and (iv) use its best efforts to reduce operating overhead wherever practicable.

                           As part of the Plan, the Company's Board of Directors would have 7 members, 2 of whom would be appointed by the Noteholders and 5 appointed by the New Money Investors. Supermajority approval would be required for any insider transactions or "Major Transactions" (to be defined). Robert Earl would be Chief Executive Officer, and selection of certain other officers would be subject to the reasonable approval of the Informal Noteholders' Committee and supermajority approval of the Board of Directors.

Item 5            INTEREST IN SECURITIES OF THE ISSUER

                           The following information concerning percentages of ownership of outstanding shares of Class A Common Stock is based on a total of 100,405,857 shares reported to be outstanding by the Company at July 31, 1999.

         Item 5(a) The Trust has never owned any shares of the Company's Class A Common Stock, $0.01 par. The only beneficiaries of the Trust are the children of Robert Earl, the Chief Executive Officer, and a major shareholder, of the Company. The only directors of Lauren, trustee of the Trust, are two individuals, neither of whom has any relationship to Mr. Earl. Other than those two individuals, no one else exercises any type of control over Lauren or the Trust or has any beneficial ownership in Lauren. Lauren has unlimited control in its management of the Trust, and Mr. Earl does not maintain any direct or indirect control over the Trust. On February 4, 1999, Mr. Earl filed a Schedule 13G (Amendment No. 2) with the Commission outlining his ownership in the Company. Mr. Earl disclaims any beneficial ownership of the securities or other assets held by the Trust.

                           As described in Item 4 above, Lauren (as trustee of the Trust), with the other New Money Investors, will own approximately 60% - 70% of the New Common Stock, if the Plan is approved by the bankruptcy court. Lauren, as trustee of the Trust, is expected to own approximately 20% of the New Common Stock. Until the New Common Stock is issued, the aggregate number of shares to be held by Lauren is undeterminable.

         Item 5(b) The number of Class A shares as to which Lauren, as trustee of the Trust, has:

                           (i)   sole power to vote or to direct the vote:     0
                           (ii)  shared power to vote or to direct the vote:   0
                           (iii) sole power to dispose or to direct the
                                 disposition of:                               0

                           (iv)  shared power to dispose or to direct the
                                 disposition of:                               0

         Item 5(c)         Not applicable.

         Item 5(d) As beneficiaries of the Trust, the children of Robert Earl, may have the right to receive dividends from, or the proceeds from the sale of, securities held by Lauren, as trustee of the Trust, including shares of the New Common Stock.

         Item 5(e)         Not applicable.

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           Except as described herein, there are no contracts, arrangements, understandings, or relationships between Lauren and the Trust, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7            MATERIAL TO BE FILED AS EXHIBITS

                           1.** Planet Hollywood 12% Restricted Noteholders' Subcommittee Revised Proposal
                                    August 9, 1999

                           2.       Escrow Agreement dated August 26, 1999

                  ** Confidential treatment has been requested for portions of this exhibit

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 14, 1999

         HOLST TRUST

         By:      Lauren Investments Holdings Limited, as Trustee

         Name:    /s/ CAROLINE DELETRA
                  --------------------
                  Caroline Deletra

         Title:   DIRECTOR

         Name:    /s/ THOMAS KESSLER
                  ------------------
                  Thomas Kessler

         Title:   DIRECTOR

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned has made, constituted and appointed, and by these presents does hereby make, constitute and appoint Byrd F. Marshall, Jr., Esq., acting alone, the undersigned's true and lawful attorney-in-fact and agent, for the undersigned and in the undersigned's name, place and stead to execute, acknowledge, deliver and file any and all filings, reports or forms (the "Forms") required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Schedules 13G, Form 3s, Form 4s, Form 5s and all amendments or supplements to the Forms, in connection with the undersigned's position or relationship with Planet Hollywood International, Inc. (the "Company"), hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

Dated as of:   September 14, 1999

                                   HOLST TRUST

                                   By: Lauren Investments Holdings Limited,
                                       as Trustee

                                   /s/ CAROLINE DELETRA
                                   ------------------------
                                   Caroline Deletra

                                   Title:  DIRECTOR
                                   -------------------------


                                   /s/ THOMAS KESSLER
                                   ------------------------
                                   Thomas Kessler

                                   Title:  DIRECTOR
                                   -------------------------

                                                                       EXHIBIT 1

***Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.***

   PLANET HOLLYWOOD 12% RESTRICTED NOTEHOLDERS' SUBCOMMITTEE REVISED PROPOSAL

                                 August 9, 1999

                         "For Settlement Purposes Only"

I. CLASSES:

     Class 1: Priority, Administrative and Tax Claims

     Class 2: SunTrust Lease Facility

     Class 3: Holders of $250mm 12% Senior Subordinated Notes due 2005 (the
              "Notes") (including accrued interest)

     Class 4: Other Unsecured Creditors, including Accounts Payable, Accrued
              Expenses, lease rejection claims and any claims of Kingdom Planet Hollywood or its shareholders or management.

     Class 5: Convenience Class, consisting of general unsecured claims in allowed amounts that do not exceed pre-designated threshold to be agreed upon between the Company and the Informal Noteholders' Committee.

     Class 6: Existing Equity

II.      TREATMENT OF CLAIMS AND EQUITY INTERESTS:

     II.1 Class 1 will be unimpaired. To the extent not paid in ordinary course by Debtor, paid in cash, in full, on the Effective Date.

     II.2 Class 2 will be unimpaired. SunTrust will be paid in cash, in full, on the Effective Date.

     II.3     Class 3 will be impaired. On Effective date, Class 3 will receive
              (1) $47.5 million in cash; (2) $60 million in New Secured PIK Notes; and (3) 2.65 million shares of New Common Stock. The terms of those distributions are outlined below.

     II.4 Class 4 will be impaired. In advance of confirmation of its Plan of Reorganization, the Company will work with the Informal Noteholders'

              Committee and use its best efforts to settle Class 4 claims at levels reasonably acceptable to the Informal Noteholders' Committee. To the extent not settled, such claims shall receive recoveries of a dollar value not less than the value of the distributions per dollar of allowed Class 3 claims.

     II.5 Class 5 will be unimpaired. Holders of allowed Class 5 claims will be paid in full, in cash, on the Effective Date.

     II.6 Class 6 will be impaired. Existing Equity will receive 200,000 New Warrants.

III.     IMPLEMENTATION AND CONFIRMATION OF PLAN:

     III.1 NEW EQUITY. The Robert Earl Group (the "New Money Investor"), shall purchase 7 million shares of New Common Stock (I.E. 70% before dilution) for $4.2857 per share ($30 million)).

     III.2 NEW SENIOR SECURED NOTES. The Company shall obtain a minimum $40 million bridge facility, through the issuance of new notes (the "New Senior Secured Notes"), with the obligations thereunder to be secured by substantially all of the Company's assets, subject only to the liens of the lender under the Post-Effective Date Working Capital Facility. The terms of the Senior Secured Notes shall be no less favorable to the Company than those outlined in the Company's restructuring proposal of July 28, 1999.

     III.3 POST-EFFECTIVE DATE WORKING CAPITAL FACILITY. On or prior to the Effective Date, the Reorganized Debtor shall use its best efforts to obtain the Post-Effective Date Working Capital Facility. The Post-Effective Date Working Capital Facility, among other things, shall (i) be effective on the Effective Date, (ii) be a senior facility secured by receivables and inventory, (iii) provide for aggregate borrowing, not to exceed $25 million; and (iv) have terms to be mutually agreed to by the Debtors and the Informal Noteholders' Committee in good faith.

     III.4 NEW SECURITIES OF REORGANIZED COMPANY. The Reorganized Debtor shall authorize the issuance of the New Secured Notes, the New Secured PIK Notes (see attached description), 11.2 million shares of New Common Stock (10 million of which are to be available and issued as of the Effective Date), 200,000 New Warrants, each for the purchase of one share of New Common Stock (see attached description), and 1 million management and celebrity options, each for the purchase of one share of New Common Stock. The Company will use its best efforts to cause the New Common Stock to be listed for trading on a national securities exchange or the NASDAQ National Market System. All currently existing equity securities shall be deemed canceled as of the Effective Date.

     III.5 BOARD OF DIRECTORS AND MANAGEMENT. The Board will be comprised of seven members, five of whom shall be appointed by the New Money Investor and two of whom shall be appointed by the Noteholders.
              A supermajority equal

***Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.***

              to the greater of six members and 75% of the Board shall be required for the approval of any insider transactions and Major Transactions (to be defined). Upon the repayment in full of the New Secured PIK Notes, the number of the Noteholder Board appointees shall be reduced to one member. Robert Earl will be the Company's post-Effective Date Chief Executive Officer. Selection of [****] for the Company prior to the Effective Date shall be subject to the Informal Noteholders' Committee's consent, such consent not to be unreasonably withheld; thereafter, such selection shall be subject to supermajority approval of at least six (6) members of the Company's Board of Directors.

              Financial incentives will be offered to Post-Effective date management and the Company's celebrity supporters in the form of a new stock option plan, which would provide options to purchase 1 million shares of New Common Stock. The allocation of options between Post-Effective Date management and the celebrities, and the vesting schedule of such options, shall be reasonably acceptable to the Informal Noteholders' Committee. Such options shall have a five-year term and be set at an exercise price based upon the fair market value of the Company's stock as of the Effective Date.

     III.6 FUTURE OPERATIONS. Prior to the Plan confirmation date, the Company shall present the Noteholders with a Post-Effective Date business plan (including a store closing plan and asset sale timetable) in form and substance reasonably satisfactory to the Informal Noteholders' Committee. The Company will use its best efforts to reduce operating overhead wherever practicable.

     III.7 PRE-BANKRUPTCY STANDSTILL. Prior to filing for Chapter 11 relief, the Company will declare a moratorium on the payment of all non-ordinary course debt, except that the Company shall have the right to repay the SunTrust Facility. The Company will not pay such debt (other than the SunTrust Facility) or enter into any transactions outside the ordinary course of business (including, without limitation, sale of assets, major funding obligations, capital expenditures, and lease termination settlements) without the consent of the Informal Noteholders' Committee, such consent not to be unreasonably withheld [****]

     III.8 TIMING. By the earlier to occur of: (a) the fifth business day after the Company's acceptance of this proposal; or (b) August 10, 1999, the Company shall demonstrate, to the reasonable satisfaction of the Informal Noteholders' Committee, the financial wherewithal of each of the New

***Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.***

              Money Investor and the prospective holders of the New Senior Secured Notes to fulfill their respective obligations under the Plan. In addition, the Plan of Reorganization shall be filed no later than September 30, 1999, and the Effective Date for the entire transaction is to occur no later than December 21, 1999. Additional interim timing benchmarks will be negotiated.

     III. 9 ESCROW. By the fifth business day after the Company is advised in writing that the holders of $160 million in principal amount of the notes have agreed to this term sheet, the New Money Investor shall place $5 million in escrow (the "Good Faith Deposit") to be applied toward the satisfaction of the New Money Investor's obligations under the Plan. The Good Faith Deposit shall be nonrefundable, except if a plan containing terms no less favorable to the Noteholders then this proposal is not accepted by holders of $160 million in principal amount of the Notes. If the New Money Investor fails to make the Good Faith Deposit when due. or otherwise fails to satisfy its obligations hereunder, the Company shall consent to a restructuring plan for the Company in substantially the form of the Informal Noteholders' Committee's restructuring proposal dated May 6, 1999.

     NEW SECURED PIK NOTE TERMS:

                    Issuer:                   Planet Hollywood International,
                                              Inc.

                    Guarantors:               Reorganized Parent and all
                                              Operating Subsidiaries

                    Principal Amount:         $60 MM

                    Maturity:                 Fifth anniversary of Effective
                                              Date

                    Interest:                 Payable semi-annually in cash,
                                              at 10% per annum, or, at the sole
                                              election of the issuer, payable in
                                              kind in additional New Secured PIK
                                              Notes at 12.75% per annum;
                                              PROVIDED, HOWEVER, that commencing
                                              two and one-half years after the
                                              Effective Date, interest on the
                                              New Secured PIK Notes shall be
                                              payable only in cash at 10% per
                                              annum; and further provided,
                                              however, that after 1 year from
                                              the date of issuance, interest on
                                              the New Secured PIK Notes shall be
                                              paid in cash at 10% per annum if
                                              the ratio of the Company's
                                              consolidated EBITDA to Interest
                                              Expenses is greater than 1.75 for
                                              the last twelve month period.

                    Security:                 The New Secured PIK Notes shall be
                                              secured by liens on substantially
                                              all of the Company's assets
                                              junior solely to the new Senior
                                              Secured Notes and up to $25
                                              million of a working capital
                                              facility.

                    Call Protection:          New Secured PIK Notes may be
                                              redeemed, in whole or in part, at
                                              any time, at the option of the
                                              Issuer, at par plus accrued and
                                              unpaid interest to the date of
                                              redemption.

                    Covenants:                Normal and customary for secured
                                              indebtedness of this nature, to be
                                              determined to the reasonable
                                              satisfaction of the Informal
                                              Noteholders' Committee.

                    Redemption:               At an annual measuring point to be
                                              agreed upon by the Company and the
                                              Informal Noteholders' Committee:
                                              (a) if the ratio of the Company's
                                              consolidated EBITDA to Interest
                                              Expense is greater than 2.0 for
                                              the last twelve month period; and
                                              (b) the sum of the Company's cash
                                              plus availability under its
                                              Post-Effective Date Working
                                              Capital Facility exceeds $25
                                              million, then 50% of such excess
                                              shall be used to redeem the New
                                              Secured PIK Notes.


     NEW WARRANT TERMS:

                    Issuer:                   Planet Hollywood International,
                                              Inc.

                    Strike Price:             Set at a level such that value
                                              will accrue and be "in-the-money"
                                              to such warrants to the extent
                                              unsecured creditors receive
                                              full recovery on their claims
                                              (including accrued and unpaid
                                              interest as of the date of the
                                              filing of the Company's Chapter
                                              11 case).

                    Term:                     3 years after the date of Issue.

                                                                       EXHIBIT 2

[Gray, Harris & Robinson, P.A. Letterhead]

                                                     August 26, 1999

New Money Investors (as defined below)

         RE:      ESCROW AGREEMENT

Ladies and Gentlemen:

         This letter agreement sets forth the terms and conditions under which Gray, Harris & Robinson, P.A. ("Escrow Agent") will act as Escrow Agent for the undersigned parties (the "New Money Investors").

         In connection with the restructuring plan of Planet Hollywood International, Inc. ("PHII"), certain of PHII's creditors and the New Money Investors have agreed to those terms and conditions outlined in the Planet Hollywood 12% Restricted Noteholders' Subcommittee Revised Proposal dated August 9, 1999 (the "Proposal"), a copy of which is attached hereto as EXHIBIT A. Pursuant to the terms of the Proposal, the New Money Investors are required to deposit Five Million Dollars (U.S. $5,000,000) into escrow (the "Good Faith Deposit") to evidence their good faith intent in pursuing the transactions contemplated by the Proposal and the New Money Investors have agreed to deposit the Good Faith Deposit with Escrow Agent for it to hold pursuant to the terms of this Agreement:

         1. All capitalized terms not defined herein shall have the meaning set forth in the Proposal.

         2. Escrow Agent is hereby appointed depositary for the New Money Investors with respect to the Good Faith Deposit, which sum shall be deposited by the New Money Investors on the date hereof.

         3. Escrow Agent agrees to hold the Good Faith Deposit in an interest bearing account, with all interest accruing to the benefit of the New Money Investors.

         4. Upon the "Effective Date" of a plan of reorganization (as that term is defined in such plan) which is in accord with the terms of the Proposal, which is not less favorable to the Noteholders or to the New Money Investors than the Proposal, and which is the subject of an non-appealable, final order of confirmation entered by a court of competent jurisdiction
                  (the "Bankruptcy Court") over the case begun by PHII's filing

New Money Investors
Page 2
August 26, 1999

                  of a voluntary petition for relief under chapter 11 of Title 11 U.S.C., the Good Faith Deposit (and all interest accrued thereon) shall be applied toward the payment of the New
                  Money Investors' obligations under such plan (as contemplated by Section III.1 of the Proposal), provided that such Effective Date shall occur on or before December 21, 1999.

         5. In the event that the Effective Date of such a plan shall not have occurred on or before December 21, 1999, the Good Faith Deposit (and all interest accrued thereon) shall be returned to the New Money Investors.

         6. The Escrow Agent may act in reliance upon any writing or instrument or signature which it, in good faith, believes to be genuine; may assume the validity and accuracy of any statements or assertions contained in such writing or instrument; and may assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner of execution, or validity of any written instructions delivered to it; nor as to the identity, authority, or rights of any person executing the same. The duties of the Escrow Agent shall be limited to the safekeeping of the Good Faith Deposit and to disbursements of same in accordance with the provisions hereof. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and no implied duties or obligations of the Escrow Agent shall be implied by virtue of this Agreement.

         7. The Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall not be liable for any mistakes of fact or error of judgment, or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence.

         8. Notwithstanding any provisions contained herein to the contrary, in the event of disagreement about the interpretation of this Agreement, or about the rights and obligations of the parties hereto, or the propriety of any action contemplated by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, file an action in interpleader (in accordance with paragraph 12 below) to resolve said disagreement. The Escrow Agent shall be indemnified pursuant to the provisions

New Money Investors
Page 3
August 26, 1999

                  of this Agreement for all costs and attorneys' fees incurred by it in its capacity as Escrow Agent in connection with any such interpleader action and shall be fully protected in suspending all or part of its activities under this Agreement until a final judgment in the interpleader action is resolved.

         9. The Escrow Agent may resign at any time upon the giving of five (5) days written notice to the other parties of this Agreement. Upon such resignation, the New Money Investors shall jointly appoint a successor escrow agent, who shall assume the duties of Escrow Agent hereunder by supplement hereto. If a successor escrow agent is not appointed within five (5) days after notice of resignation, the Escrow Agent may petition any court of competent jurisdiction to name a successor escrow agent.

         10. The New Money Investors shall jointly and severally reimburse the Escrow Agent for all reasonable expenses incurred by the Escrow Agent in connection with the duties hereunder. Unless and until the Escrow Agent is determined by a court of competent jurisdiction to have discharged any of its duties hereunder in a grossly negligent manner or to have been guilty of wilful misconduct withe regard to any of its duties hereunder, the New Money Investors shall jointly and severally indemnify and hold the Escrow Agent harmless from any and all claims, liabilities, losses, actions, suits, proceedings at law or in equity, or any other expenses, fees or charges of any nature whatsoever, which it may incur or with which it may be threatened by reasons of its acting as Escrow Agent under this Agreement; and in connection therewith to indemnify the Escrow Agent against any and all expenses including attorneys' fees and costs of defending any action, suit or proceedings or resisting any claim in such capacity; provided, however, that in the event of a dispute between the New Money Investors and any of the Noteholders, the nonprevailing party shall indemnify and hold the prevailing party harmless against any and all costs and expenses (including attorneys' fees incurred by the prevailing party pursuant to the provisions hereof).

         11. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida, both substantive and remedial, notwithstanding any conflict of laws provision.

         12. This Agreement shall be subject to the exclusive jurisdiction of the Bankruptcy Court unless the Bankruptcy Court is either unable or unwilling to exercise such

New Money Investors
Page 4
August 26, 1999

                  jurisdiction, in which event, this Agreement shall be subject to the exclusive jurisdiction of the courts of Orange County, Florida. The parties to this Agreement irrevocably and expressly agree to submit to the jurisdiction of the Bankruptcy Court and the courts of the State of Florida, as applicable, for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in the Bankruptcy Court or the State of Florida, and further irrevocably waive any claim that any suit, action or proceeding brought in the Bankruptcy Court or Orange County, Florida has been brought in an inconvenient forum.

         13. This Agreement may be executed in one or more counterparts by the parties hereto. All counterparts shall be construed together and shall constitute one instrument. Each counterpart shall be deemed an original hereof notwithstanding less than all of the parties may have executed it. All facsimile executions shall be treated as originals for all purposes.

         If you agree with the terms set forth herein, please execute both copies of this Agreement where indicated below, retain one for your records, and return one to us at your earliest convenience.

                                   Sincerely,




                                   GRAY, HARRIS & ROBINSON, P.A.

New Money Investors
Page 5
August 26, 1999

Agreed and accepted this ______ day of August, 1999:

Kingdom Planet Hollywood, Ltd.

By:___________________________
Name: Gary R. Davis
Its: Chief Executive Officer

[A trust to be formed for the benefit of Robert Earl's children]
[New Money Investor's legal name]

By:___________________________
Name: Thomas Kessler
Its: Director

Leisure Ventures Pte Ltd.
[New Money Investor's legal name]

By:___________________________
Name: Stephen Lau
Its: Director